SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Magellan Midstream Partners, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

559080106

(CUSIP Number)

Lonny E. Townsend

Magellan Midstream Holdings, L.P.

One Williams Center, P.O. Box 22186

Tulsa, OK 74121-2186

(918) 574-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559080106	13D/A	Page 2 of 13 Pages

1	Name of Reporting Person MAGELLAN MIDSTREAM HOLDINGS, L.P.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds BK, AF/OO (Contribution from partners)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 4,259,771* 8 Shared Voting Power 0 9 Sole Dispositive Power 4,259,771* 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 4,259,771*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 12.84%*
14	Type of Reporting Person PN (Limited Partnership)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D is comprised of a class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 3 of 13 Pages

1	Name of Reporting Person MAGELLAN MIDSTREAM MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 4,259,771* 8 Shared Voting Power 0 9 Sole Dispositive Power 4,259,771* 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 4,259,771*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 12.84%*
14	Type of Reporting Person OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D is comprised of a class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 4 of 13 Pages

1	Name of Reporting Person CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 4,259,771* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 4,259,771*

11	Aggregate Amount Beneficially Owned by each Reporting Person 4,259,771*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 12.84%*
14	Type of Reporting Person PN (Limited Partnership)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D is comprised of a class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 5 of 13 Pages

1	Name of Reporting Person CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 4,259,771* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 4,259,771*

11	Aggregate Amount Beneficially Owned by each Reporting Person 4,259,771*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 12.84%*
14	Type of Reporting Person PN (Limited Partnership)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D is comprised of a class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 6 of 13 Pages

1	Name of Reporting Person C/R ENERGY GP II, LLC
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 4,259,771* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 4,259,771*

11	Aggregate Amount Beneficially Owned by each Reporting Person 4,259,771*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 12.84%*
14	Type of Reporting Person OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D is comprised of a class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 7 of 13 Pages

1	Name of Reporting Person RIVERSTONE HOLDINGS, LLC
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 4,259,771* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 4,259,771*

11	Aggregate Amount Beneficially Owned by each Reporting Person 4,259,771*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 12.84%*
14	Type of Reporting Person OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D is comprised of a class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 8 of 13 Pages

1	Name of Reporting Person CARLYLE INVESTMENT MANAGEMENT, L.L.C.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 4,259,771* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 4,259,771*

11	Aggregate Amount Beneficially Owned by each Reporting Person 4,259,771*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 12.84%*
14	Type of Reporting Person IA, OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D is comprised of a class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 9 of 13 Pages

1	Name of Reporting Person TC GROUP, L.L.C.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 4,259,771* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 4,259,771*

11	Aggregate Amount Beneficially Owned by each Reporting Person 4,259,771*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 12.84%*
14	Type of Reporting Person OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D is comprised of a class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 10 of 13 Pages

1	Name of Reporting Person TCG HOLDINGS, L.L.C.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 4,259,771* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 4,259,771*

11	Aggregate Amount Beneficially Owned by each Reporting Person 4,259,771*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 12.84%*
14	Type of Reporting Person OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D is comprised of a class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 11 of 13 Pages

1	Name of Reporting Person MADISON DEARBORN CAPITAL PARTNERS IV, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 4,259,771* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 4,259,771*

11	Aggregate Amount Beneficially Owned by each Reporting Person 4,259,771*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 12.84%*
14	Type of Reporting Person PN (Limited Partnership)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D is comprised of a class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 12 of 13 Pages

1	Name of Reporting Person MADISON DEARBORN PARTNERS IV, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 4,259,771* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 4,259,771*

11	Aggregate Amount Beneficially Owned by each Reporting Person 4,259,771*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 12.84%*
14	Type of Reporting Person PN (Limited Partnership)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D is comprised of a class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 13 of 13 Pages

1	Name of Reporting Person MADISON DEARBORN PARTNERS, L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 4,259,771* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 4,259,771*

11	Aggregate Amount Beneficially Owned by each Reporting Person 4,259,771*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 12.84%*
14	Type of Reporting Person OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D is comprised of a class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

THIS AMENDMENT NO. 6 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) ON JUNE 27, 2003, AS AMENDED BY AMENDMENT NO. 1 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON DECEMBER 4, 2003, AS AMENDED BY AMENDMENT NO. 2 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON DECEMBER 29, 2003, AS AMENDED BY AMENDMENT NO. 3 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JANUARY 6, 2004, AS AMENDED BY AMENDMENT NO. 4 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON FEBRUARY 17, 2004, AS AMENDED BY AMENDMENT NO. 5 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JULY 14, 2004. THE TEXT OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:

This statement on Schedule 13D (this “Schedule 13D”) is hereby amended by deleting the defined term “Buyer” and replacing it in each place that it appears with “Holdings,” deleting the defined term “Buyer GP” and replacing it in each place that it appears with “Holdings GP,” and deleting the defined term “Buyer Entities” and replacing it each time that it appears with “Holdings Entities.”

Item 1. Security and Issuer.

Item 1 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

This Schedule 13D relates to the common units (the “Common Units”) of Magellan Midstream Partners, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at One Williams Center, Tulsa, OK 74172. The total number of Common Units reported as beneficially owned in this Schedule 13D is 4,259,771, which constitutes approximately 12.84% of the total number of Common Units outstanding. This number and percentage is comprised of subordinated units (the “Subordinated Units”), which are convertible on a one-to-one basis into Common Units as described in Item 6. The beneficial ownership reported in this Schedule 13D assumes that at January 4, 2005 there were 28,920,541 Common Units outstanding and 4,259,771 Subordinated Units outstanding. The Common Units and Subordinated Units each represent limited partner interests in the Issuer.

Item 4. Purpose of Transaction.

Subsections (a), (d) and (e) of Item 4 are hereby amended by deleting the text thereof in their entirety and replacing them with the following:

(a)	Holdings may sell Subordinated Units from time to time in the future. Holdings may sell Common Units as the Subordinated Units convert to Common Units in the future. The timing and amount of Holdings’ resales of Common Units or Subordinated Units will be subject to market conditions, compliance with applicable legal requirements and such other factors as Holdings may deem relevant.

(d)	None

(e)	None.

Item 5. Interest in Securities of the Issuer.

Subsections (a)-(b) and (c) of Item 5 are hereby amended by deleting the text thereof in their entirety and replacing them with the following:

(a)-(b) (i)	Holdings is the sole record owner of, and has the sole power to vote and dispose of 4,259,771 Subordinated Units which are convertible into an equal number of Common Units, representing, on an as-converted basis, an aggregate of 4,259,771 Common Units (12.84%).

(ii)	Holdings GP does not directly beneficially own any Common Units. By virtue of being the sole general partner of Holdings, Holdings GP may be deemed to possess sole voting and dispositive powers with respect to those Subordinated Units held by Holdings, representing, on an as-converted basis, an aggregate of 4,259,771 Common Units (12.84%).

(iii)	C/R MLP does not directly beneficially own any Common Units. By virtue of being one of two managing members of Holdings GP, C/R MLP may be deemed to possess shared voting and dispositive powers with respect to those Subordinated Units held by Holdings, representing, on an as-converted basis, an aggregate of 4,259,771 Common Units (12.84%).

(iv)	MDCP IV does not directly beneficially own any Common Units. By virtue of being one of two managing members of Holdings GP, MDCP IV may be deemed to possess shared voting and dispositive powers with respect to those Subordinated Units held by Holdings, representing, on an as-converted basis, an aggregate of 4,259,771 Common Units (12.84%).

(v)	C/R EP does not directly beneficially own any Common Units. By virtue of being the sole general partner of C/R MLP, C/R EP may be deemed to possess shared voting and dispositive powers with respect to those Subordinated Units held by Holdings, representing, on an as-converted basis, an aggregate of 4,259,771 Common Units (12.84%).

(vi)	MDP IV does not directly beneficially own any Common Units. By virtue of being the sole general partner of MDCP IV, MDP IV may be deemed to possess shared voting and dispositive powers with respect to those Subordinated Units held by Holdings, representing, on an as-converted basis, an aggregate of 4,259,771 Common Units (12.84%).

(vii)	C/R GP does not directly beneficially own any Common Units. By virtue of being the sole general partner of C/R EP, C/R GP may be deemed to possess shared voting and dispositive powers with respect to those Subordinated Units held by Holdings, representing, on an as-converted basis, an aggregate of 4,259,771 Common Units (12.84%).

(viii)	MDP does not directly beneficially own any Common Units. By virtue of being the sole general partner MDP IV, MDP may be deemed to possess shared voting and dispositive powers with respect to those Subordinated Units held by Holdings, representing, on an as-converted basis, an aggregate of 4,259,771 Common Units (12.84%).

(ix)	Riverstone does not directly beneficially own any Common Units. By virtue of being an investment adviser with respect to certain assets of C/R GP, Riverstone may be deemed to possess shared voting and dispositive powers with respect to those Subordinated Units held by Holdings, representing, on an as-converted basis, an aggregate of 4,259,771 Common Units (12.84%).

(x)	CIM does not directly beneficially own any Common Units. By virtue of being an investment adviser with respect to certain assets of C/R GP, CIM may be deemed to possess shared voting and dispositive powers with respect to those Subordinated Units held by Holdings, representing, on an as-converted basis, an aggregate of 4,259,771 Common Units (12.84%).

(xi)	TC Group does not directly beneficially own any Common Units. By virtue of being the sole managing member of CIM, TC Group may be deemed to possess shared voting and dispositive powers with respect to those Subordinated Units held by Holdings, representing, on an as-converted basis, an aggregate of 4,259,771 Common Units (12.84%).

(xii)	TCG Holdings does not directly beneficially own any Common Units. By virtue of being the sole managing member of TC Group, TCG Holdings may be deemed to possess shared voting and dispositive powers with respect to those Subordinated Units held by Holdings, representing, on an as-converted basis, an aggregate of 4,259,771 Common Units (12.84%).

(c)	Holdings entered into a Purchase Agreement with Fiduciary/Claymore MLP Opportunity Fund dated as of December 29, 2004 and a Purchase Agreement with ZLP Opportunity Fund, L.P., Brahman Partners II, L.P., Brahman Partners III, L.P., BY Partners, L.P. and Brahman C.P.F. Partners, L.P. dated as of December 29, 2004 (the “Purchase Agreements,” all parties to the Purchase Agreements, excluding Holdings, the “Purchasers”). On January 4, 2005, pursuant to the Purchase Agreements, Holdings sold 2,735,541 Common Units to the Purchasers for $55.52 per Common Unit in a public offering of Common Units made directly to the Purchasers in privately negotiated transactions (the sales are herein referred to as the “Transactions”).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the sections titled “Purchase Agreements” and “New Senior Secured Credit Agreement” and deleting the section titled “Credit Agreement.”

Purchase Agreements

Item 5(c) is hereby incorporated by reference.

New Senior Secured Credit Agreement

On December 10, 2004, Holdings, as borrower, the several lenders from time to time parties hereto, Lehman Brothers Inc., as joint lead arranger, Goldman Sachs Credit Partners L.P., as joint lead arranger and as syndication agent, and Lehman Commercial Paper Inc., as administrative agent, entered into a new senior secured credit agreement (the “New Senior Secured Credit Agreement”). Proceeds from the New Senior Secured Credit Agreement will be used to (a) repay all amounts outstanding under the existing Credit Agreement in connection with the termination thereof, (b) pay a special dividend to holders of Holdings’ equity interests and (c) pay the related fees and expenses incurred in connection therewith. The Subordinated Units have been pledged as collateral under the New Senior Secured Credit Agreement.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

Exhibit A —	Joint Filing Agreement (previously filed as Exhibit A to Schedule 13D on June 27, 2003).

Exhibit B —	Purchase Agreement dated as of April 18, 2003 (filed as Exhibit 99.2 to the Issuer’s Form 8-K filed April 21, 2003).

Exhibit C —	Amendment No. 1, dated as of May 5, 2003, to the Purchase Agreement (filed as Exhibit 99.1 to the Issuer’s Form 8-K filed June 17, 2003).

Exhibit D —	Amendment No. 2, dated as of January 6, 2004, to the Purchase Agreement (filed as Exhibit 2(c) to the Issuer’s Form 10-K filed March 10, 2004).

Exhibit E —	New Senior Secured Credit Agreement, dated as of December 10, 2004 (filed herewith).

Exhibit F —	Third Amended and Restated Agreement of Limited Partnership of the Issuer dated as of April 22, 2004 (filed as Exhibit 3.1 to the Issuer’s Form 10-Q filed May 7, 2004).

Exhibit G —	Amendment No. 1 dated as of July 22, 2004 to Third Amended and Restated Agreement of Limited Partnership of the Issuer dated as of April 22, 2004 (filed as Exhibit 3.2 to Form 10-Q filed August 6, 2004).

Exhibit H —	Amendment No. 2 dated as of July 22, 2004 to Third Amended and Restated Agreement of Limited Partnership of the Issuer dated as of April 22, 2004 (filed as Exhibit 3.3 to Form 10-Q filed August 6, 2004).

Exhibit I —	Purchase Agreement between Holdings and Fiduciary/Claymore MLP Opportunity Fund, dated as of December 29, 2004 (filed herewith).

Exhibit J —	Purchase Agreement among Holdings, ZLP Opportunity Fund, L.P., Brahman Partners II, L.P., Brahman Partners III, L.P., BY Partners, L.P. and Brahman C.P.F. Partners, L.P., dated as of December 29, 2004 (filed herewith).

Exhibit K —	Amended & Restated Limited Liability Company Agreement of the Issuer GP, dated December 1, 2003 (filed as Exhibit 3(g) to the Issuer’s Form 10-K filed March 10, 2004).

Exhibit L —	First Amendment dated February 3, 2004 to Amended & Restated Limited Liability Company Agreement of the Issuer GP dated December 1, 2003 (filed as Exhibit 3(h) to the Issuer’s Form 10-K filed March 10, 2004).

Exhibit M —	Second Amendment dated May 21, 2004 to Amended & Restated Limited Liability Company Agreement of the Issuer GP dated December 1, 2003 (filed as Exhibit 3.1 to Form 10-Q filed August 6, 2004).

Exhibit N —	New Omnibus Agreement (filed as Exhibit 10.3 to the Issuer’s Form 8-K filed June 17, 2003).

Exhibit O —	Registration Statement on Form S-3 (file No. 333-109732) (filed by the Issuer on October 16, 2003).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: January 13, 2005

MAGELLAN MIDSTREAM HOLDINGS, L.P.

By:	Magellan Midstream Management, LLC
Its: General Partner

	By:	/s/ John D. Chandler
		Name:	John D. Chandler
		Title:	Chief Financial Officer, Vice President and Treasurer

MAGELLAN MIDSTREAM MANAGEMENT, LLC

	By:	/s/ John D. Chandler
		Name:	John D. Chandler
		Title:	Chief Financial Officer, Vice President and Treasurer

CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.

By:	Carlyle/Riverstone Energy Partners II, L.P.
Its: General Partner

	By:	C/R Energy GP II, LLC
Its: General Partner

	By:	/s/ Pierre F. Lapeyre, Jr.
		Name:	Pierre F. Lapeyre, Jr.
		Title:	Managing Director

CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.

By:	C/R Energy GP II, LLC
Its: General Partner

	By:	/s/ Pierre F. Lapeyre, Jr.
		Name:	Pierre F. Lapeyre, Jr.
		Title:	Managing Director

C/R ENERGY GP II, LLC

	By:	/s/ Pierre F. Lapeyre, Jr.
		Name:	Pierre F. Lapeyre, Jr.
		Title:	Managing Director

RIVERSTONE HOLDINGS, LLC

	By:	/s/ Pierre F. Lapeyre, Jr.
		Name:	Pierre F. Lapeyre, Jr.
		Title:	Managing Director

CARLYLE INVESTMENT MANAGEMENT, L.L.C.

By:	TC Group, L.L.C.
Its: Managing Member

	By:	TCG Holdings, L.L.C.
Its: Managing Member

	By:	/s/ Daniel A. D’Aniello
		Name:	Daniel A. D’Aniello
		Title:	Managing Director

TCG HOLDINGS, L.L.C.

	By:	/s/ Daniel A. D’Aniello
		Name:	Daniel A. D’Aniello
		Title:	Managing Director

TC GROUP, L.L.C.

By:	TCG Holdings, L.L.C.
Its: Managing Member

	By:	/s/ Daniel A. D’Aniello
		Name:	Daniel A. D’Aniello
		Title:	Managing Director

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
Its: General Partner

	By:	Madison Dearborn Partners, L.L.C.
Its: General Partner

	By:	/s/ Patrick C. Eilers
		Name:	Patrick C. Eilers
		Title :	Director

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, L.L.C.
Its: General Partner

	By:	/s/ Patrick C. Eilers
		Name:	Patrick C. Eilers
		Title :	Director

MADISON DEARBORN PARTNERS, L.L.C.

	By:	/s/ Patrick C. Eilers
		Name:	Patrick C. Eilers
		Title :	Director

SCHEDULE A

The following individuals are members of the board of managers of Magellan Midstream Management, LLC (formerly WEG Acquisition Management, LLC): Patrick C. Eilers, Pierre F. Lapeyre, Jr., N. John Lancaster, Jr. and Thomas S. Souleles. Such individuals expressly disclaim beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Magellan Midstream Holdings, L.P. (formerly WEG Acquisitions, L.P.), One Williams Center, Tulsa Oklahoma 74172.

The following individuals are officers of Madison Dearborn Partners, L.L.C., the general partner of Madison Dearborn Partners IV, L.P., which is the general partner of Madison Dearborn Capital Partners IV, L.P.: Paul R. Wood, Thomas R. Reusché, David F. Mosher, John A. Canning, Jr., Paul J. Finnegan, Samuel M. Mencoff, William J. Hunckler III, James N. Perry, Jr., Benjamin D. Chereskin, Timothy P. Sullivan, Nicholas W. Alexos, Robin P. Selati, Mary E. Jordan, Katherine M. Kloss, Thomas E. McDonough, Mary E. Cummins, Michael J. Wilson and Thomas S. Souleles. Such individuals expressly disclaim beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Madison Dearborn Partners, L.L.C., Three First National Plaza, Suite 3800, Chicago, Illinois 60602.

The following individuals are members of the managing committee of C/R Energy GP II, LLC: Pierre F. Lapeyre, Jr., David M. Leuschen, Michael Hoffman, N. John Lancaster, Jr., Daniel A. D’Aniello, William E. Conway, Jr., David M. Rubenstein and Richard G. Darman. Such individuals expressly disclaim beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of Pierre F. Lapeyre, Jr., David M. Leuschen, Michael Hoffman and N. John Lancaster, Jr. is c/o Riverstone Holdings LLC, 1 Greenwich Office Park, Greenwich Connecticut, 06831. The business address of Daniel A. D’Aniello, William E. Conway, Jr., David M. Rubenstein and Richard G. Darman is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W. Suite 200 South, Washington, D.C., 20004-2505.

The following individuals are executive officers of Riverstone Holdings LLC: Pierre F. Lapeyre, Jr., David M. Leuschen and Jim Derryberry. Such individuals expressly disclaim beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Riverstone Holdings LLC, 1 Greenwich Office Park, Greenwich Connecticut, 06831.

William E. Conway, Jr., Daniel A. D’Aniello, and David M. Rubenstein, are managing members of TCG Holdings. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W. Suite 200 South, Washington, D.C., 20004-2505.

Leslie L. Armitage, James A. Attwood, James A. Baker, III, Afsaneh Beshloss, Frank C. Carlucci, Peter J. Clare, William E. Conway, Jr., Daniel Cummings, W. Robert Dahl, Daniel A. D’Aniello, Richard G. Darman, Louis V. Gerstner, Jr., Robert E. Grady, John F. Harris, Allan M.

Schedule A-1

Holt, Anthony Jansz, William Kennard, Michael B. Kim, Gregory S. Ledford, Jean-Pierre Millet, Jerome H. Powell, Bruce E. Rosenblum, David M. Rubenstein, Robert G. Stuckey, Claudius E. Watts, Xiang-Dong Yang, Glenn A. Youngkin, Gregory M. Zeluck and Michael J. Zupon are executive officers of TC Group. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals are also executive officers and members of TCG Holdings. Each of these individuals is a citizen and resident of the United States, except Anthony Jansz, who is a citizen of Australia, Jean-Pierre Millet, who is a citizen of France, and Afsaneh Beshloss, who is a citizen of Iran. The business address of such individuals is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W. Suite 200 South, Washington, D.C., 20004-2505.

Schedule A-2